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EXHIBIT 12

THE HERTZ CORPORATION AND SUBSIDIARIES
CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands of Dollars Except Ratios)
Unaudited

	Nine Months Ended September 30,
	2007	2006
Income before income taxes and minority interest	$307,430	$181,782
Interest expense	688,373	675,835
Portion of rent estimated to represent the interest factor	122,462	109,113

Earnings before income taxes, minority interest and fixed charges (a)	$1,118,265	$966,730

Interest expense (including capitalized interest)	$692,242	$681,091
Portion of rent estimated to represent the interest factor	122,462	109,113

Fixed charges (a)	$814,704	$790,204

Ratio of earnings to fixed charges	1.4	1.2

(a)
We adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, or "FIN 48," "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" on January 1, 2007. Accrued interest expense of approximately $1.6 million is excluded from both fixed charges and earnings.

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  EXHIBIT 12
THE HERTZ CORPORATION AND SUBSIDIARIES CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (In Thousands of Dollars Except Ratios) Unaudited